Exhibit 99.2

Borr Drilling Limited

Unaudited Condensed Consolidated Financial Statements
For the second quarter of 2019 and the six months ended June 30, 2019
(Comparatives for the second quarter of 2018 and the six months ended June 30, 2018)

Borr Drilling Limited
Unaudited Consolidated Financial Statements
Unaudited Condensed Consolidated Statement of Operations
 (In $ millions except per share data)

	Notes	3 months to June 30, 2019	3 months to June 30, 2018	6 months to June 30, 2019	6 months to June 30, 2018

Operating revenues	3	86.6	51.1	138.5	61.7
Gain from bargain purchase	11	-	-	-	38.1
Gain on disposals		3.9	17.5	3.9	17.5

Operating expenses
Rig operating and maintenance expenses		(81.4)	(52.4)	(138.5)	(74.9)
Depreciation of non-current assets	7	(24.6)	(22.0)	(48.5)	(34.2)
Impairment of non-current assets	7	-	-	(11.4)	-
Amortisation of contract backlog	11	(7.1)	(6.0)	(14.5)	(6.0)
General and administrative expenses		(14.0)	(8.0)	(24.1)	(18.2)
Restructuring costs	11	-	(5.0)	-	(22.9)
Total operating expenses		(127.1)	(93.4)	(237.0)	(156.2)

Operating loss		(36.6)	(24.8)	(94.6)	(38.9)

Financial income (expenses), net
Interest income		0.2	0.4	0.5	0.9
Interest expense	18	(20.1)	-	(33.1)	-
Other financial income (expenses), net	4,14	(44.2)	17.0	(29.7)	(3.2)
Total financial income (expenses), net		(64.1)	17.4	(62.3)	(2.3)

Loss before income taxes		(100.7)	(7.4)	(156.9)	(41.2)
Income tax expense	5	(2.5)	-	(2.7)	-
Net loss		(103.2)	(7.4)	(159.6)	(41.2)
Net (loss) income attributable to non-controlling interests		-	(0.2)	(1.5)	(0.3)
Net loss attributable to shareholders of Borr Drilling Limited		(103.2)	(7.2)	(158.1)	(40.9)

Basic loss per share	6	(0.98)	(0.07)	(1.52)	(0.40)
Diluted loss per share	6	(0.98)	(0.07)	(1.52)	(0.40)
Weighted-average shares outstanding		105,068,351	105,520,550	105,068,351	101,029,652

Condensed Consolidated Statement of Comprehensive Income (Loss)
Loss after income taxes		(103.2)	(7.4)	(159.6)	(41.2)
Unrealised gain (loss) from marketable securities	13	3.2	-	(4.1)	-
Other comprehensive gain (loss)		3.2	-	(4.1)	-
Total comprehensive loss		(100.0)	(7.4)	(163.7)	(41.2)

Comprehensive loss for the period attributable to
Shareholders of Borr Drilling Limited		(100.0)	(7.2)	(162.2)	(40.9)
Non-controlling interests		-	(0.2)	(1.5)	(0.3)
Total comprehensive loss		(100.0)	(7.4)	(163.7)	(41.2)

See accompanying notes that are an integral part of these Unaudited Condensed Consolidated Financial Statements

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended June 30, 2019	2.

Borr Drilling Limited
Unaudited Consolidated Financial Statements
Unaudited Condensed Consolidated Balance Sheet
 (In $ millions except number of shares)

	Notes	June 30, 2019	December 31, 2018
ASSETS
Current assets
Cash and cash equivalents		44.8	27.9
Restricted cash	12	62.0	63.4
Trade receivables		46.4	25.1
Jack-up drilling rigs held for sale	7	3.0	-
Marketable securities	13	32.9	4.2
Prepaid expenses		10.3	10.8
Acquired contract backlog		5.6	20.2
Deferred mobilization and contract preparation cost		20.4	6.0
Accrued revenue		36.2	18.9
Tax retentions receivable		11.6	11.6
Due from related parties	22	5.2	-
Other current assets	15	34.4	20.5
Total current assets		312.8	208.6

Non-current assets
Property, Plant and Equipment		6.9	9.5
Jack-up rigs	7	2,535.6	2,278.1
Newbuildings	8	315.1	361.8
Deferred mobilization and contract preparation cost		9.0	5.1
Marketable securities	13	-	31.0
Other long-term assets	16	16.6	19.6
Total non-current assets		2,883.2	2.705.1
Total assets		3,196.0	2,913.7

LIABILITIES AND EQUITY
Current liabilities
Trade accounts payables		10.3	9.6
Amounts due to related parties	22	1.1	0.4
Unrealized loss on forward contracts	14	55.1	35.1
Accrued expenses		61.4	63.7
Onerous contracts	17	-	3.2
Other current liabilities	21	32.0	7.3
Total current liabilities		159.9	119.3

Non-Current liabilities
Long-term debt	18	1,572.9	1,174.6
Other liabilities		19.0	8.0
Onerous contracts	17	71.3	78.3
Total non-current liabilities		1,663.2	1,260.9
Total liabilities		1,823.1	1,380.2
Commitments and contingencies	23
Stockholders’ Equity
Common shares of par value $0.01 per share: authorized 125,000,000 (2018: 125,000,000) shares, issued 106,528,065 (2018: 106,528,065) shares and outstanding 105,068,351 (2018: 105,068,351) shares at June 30, 2019	5.3	5.3
Additional paid in capital	1,840.5	1,837.5
Treasury shares	(26.2)	(26.2)
Other comprehensive loss	(9.6)	(5.6)
Accumulated deficit	(437.3)	(279.2)
Equity attributable to the Company	1,372.7	1,531.8
Non-controlling interest	0.2	1.7
Total equity	1,372.9	1,533.5
Total liabilities and equity	3,196.0	2,913.7

See accompanying notes that are an integral part of these Unaudited Condensed Consolidated Financial Statements.

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended June 30, 2019	3.

Borr Drilling Limited
Unaudited Consolidated Financial Statements
Unaudited Condensed Consolidated Statement of Cash Flows
 (In $ millions)

	Notes	3 months to June 30, 2019	3 months to June 30, 2018	6 months to June 30, 2019	6 months to June 30, 2018
Cash Flows from Operating Activities
Net (loss)/income		(103.2)	(7.4)	(159.6)	(41.2)

Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Non-cash compensation expense related to stock options and warrants	19	1.0	0.5	3.0	0.9
Depreciation of non-current assets	7	24.6	22.0	48.5	34.2
Impairment of non-current assets	7	-	-	11.4	-
Amortisation of acquired contract backlog	11	7.1	6.0	14.6	6.0
Gain on sale of rigs	7	(3.9)	(17.5)	(3.9)	(17.5)
Change in financial instruments	4	36.7	(18.2)	21.6	1.8
Non-cash loan fees related to settled debt	4	5.6	-	5.6	-
Bargain purchase gain	11	-	-	-	(38.1)
Deferred income tax	5	(0.2)	0.3	(0.5)	0.3
Change in other current and non-current assets		(27.6)	(4.0)	(29.6)	(14.6)
Change in other current and non-current liabilities		4.9	(26.8)	25.7	(22.2)
Net cash (used in)/provided by operating activities		(54.9)	(45.1)	(68.8)	(90.4)

Cash Flows from Investing Activities
Purchase of plant and equipment		(0.6)	(2.3)	(0.6)	(2.3)
Proceeds from sale of fixed assets		6.2	38.1	6.8	38.1
Purchase business combination (acquisition), net of cash acquired	11	-	-	-	(194.1)
Purchase of marketable securities	13	(2.9)	-	(6.9)	-
Proceeds from sale of marketable securities	13	-	-	4.2	-
Payment and costs in respect of newbuildings	8	(4.6)	(361.7)	(133.6)	(362.3)
Payments and costs in respect of jack-up rigs	7	(49.8)	(2.8)	(93.7)	(6.9)
Net cash (used in)/provided by investing activities		(51.7)	(328.7)	(223.8)	(527.5)

Cash Flows from Financing Activities
Proceeds from share issuance, net of issuance costs and conversion of shareholders loans		-	7.4	-	218.9
Proceeds from related party shareholder loan	22	-	-	-	27.7
Purchase of treasury shares		-	-	-	(2.3)
Repayment of long-term debt	18	(390.0)	-	(390.0)	(89.3)
Purchase of financial instruments	13	-	(28.5)	-	(28.5)
Proceeds, net of deferred loan costs, from issuance of long-term debt	18	544.6	374.5	639.6	374.4
Proceeds, net of deferred loan costs, from issuance of short-term debt	18	-	-	58.5	-
Net cash (used in)/provided by financing activities		154.6	353.4	308.1	500.9

Net increase (decrease) in cash and cash equivalents		48.0	(20.4)	15.5	(117.0)
Foreign exchange translation difference		-	-	-	-
Cash and cash equivalents and restricted cash at beginning of the period		58.8	106.5	91.3	203.1
Cash, cash equivalents and restricted cash at the end of period		106.8	86.1	106.8	86.1

Supplementary disclosure of cash flow information
Interest paid, net of capitalized interest		(20.0)	(6.7)	(28.7)	(9.4)
Income taxes paid		(0.3)	(0.6)	(2.0)	(0.6)
Issuance of long-term debt as non-cash settlement for newbuild delivery instalment		-	174.0	87.0	348.0
Non-cash settlement of related party shareholder loan		-	27.7	-	27.7
Non-cash payments and cost in respect of jack-up rigs		25.4	-	42.4	-

See accompanying notes that are an integral part of these Unaudited Condensed Consolidated Financial Statements.

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended June 30, 2019	4.

Borr Drilling Limited
Unaudited Consolidated Financial Statements
Unaudited Condensed Consolidated Statement of Changes in Shareholders’ Equity
 (In $ millions except share and per share data)

	Number of shares	Common shares	Treasury shares	Additional paid in capital	Other Comprehensive Loss	Accumulated Deficit	Non- controlling interest	Total equity
Consolidated balance at December 31, 2017	95,264,500	4.8	(6.7)	1,587.8	(6.2)	(88.8)	2.0	1,492.9
Issue of common shares	9,341,500	0.4	-	214.3	-	-	-	214.7
Equity issuance costs	-	-	-	(3.3)				(3.3)
Issue of common shares	1,528,065	0.1	-	35.1	-	-	-	35.2
Equity issuance costs	-	-	-	(0.1)				(0.1)
Other transactions:
Share-based compensation	-	-	-	0.4	-	-	-	0.4
Purchase of treasury shares	(100,000)	-	(2.3)	-	-	-	-	(2.3)
Total comprehensive loss	-	-	-	-	-	(33.7)	(0.1)	(33.8)
Non-controlling interest	-	-	-	-	-	-	1.3	1.3
Other, net				0.1		-	-	0.1
Consolidated balance at June 30, 2018	106,034,065	5.3	(9.0)	1,834.3	(6.2)	(122.5)	3.2	1,705.1
Share-based compensation	-	-	-	3.4	-	-	-	3.4
Settlement of directors’ fees	-	-	0.2	(0.2)	-	-	-	-
Purchase of treasury shares	(965,714)	-	(17.4)	-	-	-	-	(17.4)
Total comprehensive loss	-	-	-	-	0.6	(156.8)	(0.4)	(156.6)
Non-controlling interest	-	-	-	-	-	0.1	(1.1)	(1.0)
Other, net				-		-	-	-
Consolidated balance at December 31, 2018	105,068,351	5.3	(26.2)	1,837.5	(5.6)	(279.2)	1.7	1,533.5
Share-based compensation	-	-	-	3.0	-	-	-	3.0
Total comprehensive loss	-	-	-	-	(4.1)	(158.1)	(1.5)	(163.7)
Other, net	-	-	-	-	0.1	-	-	0.1
Consolidated balance at June 30, 2019	105,068,351	5.3	(26.2)	1,840.5	(9.6)	(437.3)	0.2	1,372.9

See accompanying notes that are an integral part of these Unaudited Condensed Consolidated Financial Statements

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended June 30, 2019	5.

Borr Drilling Limited
Unaudited Consolidated Financial Statements
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended June 30, 2019

Note 1 -  General information

Borr Drilling Limited was incorporated in Bermuda on August 8, 2016. The company is listed on the Oslo Stock Exchange, under the ticker BDRILL and since July 31, 2019, on the New York Stock Exchange under the ticker BORR. Borr Drilling Limited is an international offshore drilling contractor providing services to the oil and gas industry, with the ambition of acquiring and operating modern jack-up drilling rigs. As of June 30, 2019, the total fleet consisted of 35 jack-up drilling rigs and one semi-submersible drilling rig, of which 8 jack-up drilling rigs are scheduled for delivery between 2019 and 2020.

As used herein, and unless otherwise required by the context, the term “Borr Drilling” refers to Borr Drilling Limited and the terms “Company,”, “Borr”, “we,” “Group,” “our” and words of similar import refer to Borr Drilling and its consolidated companies. The use herein of such terms as “group”, “organisation”, “we”, “us”, “our” and “its”, or references to specific entities, is not intended to be a precise description of corporate relationships.

Basis of presentation

We have prepared our accompanying unaudited condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States (“U.S.”) for interim financial information. Pursuant to such rules and regulations, these financial statements do not include all disclosures required by accounting principles generally accepted in the U.S. for complete financial statements. The condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary for a fair statement of financial position, results of operations and cash flows for the interim periods. Such adjustments are considered to be of a normal recurring nature unless otherwise noted. Operating results for the three and six months ended June 30, 2019, are not necessarily indicative of the results that may be expected for the year ending December 31, 2019, or for any future period. The accompanying condensed consolidated financial statements and notes thereto should be read in conjunction with the audited consolidated financial statements and notes thereto including the Company’s annual report for the year ended December 31, 2018. The annual report and F-1 can be found on our website, www.borrdrilling.com. The amounts are presented in millions of United States dollar (U.S. dollar), unless otherwise stated. The financial statements have been prepared on a going concern basis.

Certain amounts in prior periods have been reclassified to conform to current presentation, including the bargain purchase gain reported in the first quarter of 2018 that has been reclassified as part of operating items.  Such reclassifications did not have a material effect on our consolidated statement of financial position, results of operations or cash flows.

The Condensed Consolidated Financial Statements present the financial position of Borr Drilling Limited and its subsidiaries. Investments in companies in which the Company controls, or directly or indirectly holds more than 50% of the voting control of, are consolidated in the financial statements.

Subsequent events have been reviewed from the period end to the issuance of the Condensed Consolidated Financial Statements on August [29], 2019.

Basis of consolidation

The consolidated financial statements include the assets and liabilities of the Company. All intercompany balances, transactions and internal sales have been eliminated on consolidation. Unrealized gains and losses arising from transactions with affiliates are eliminated to the extent of the Company’s interest in the entity. The non-controlling interests of subsidiaries were included in the Consolidated Balance Sheets and Statements of Operations as "Non-controlling interests". Profit or loss and each component of other comprehensive income are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance.

Going concern

The consolidated financial statements have been prepared on a going concern basis. The Company has, as of June 28, 2019 finalized and partly drawn on secured financing arrangements in the total amount of $645 million, which were used to refinance all of its credit facilities of $510 million. The Company’s new financing arrangements include a $195 million senior secured term loan facility agreement with funds managed by Hayfin Capital Management LLP, as lenders, among others, a $450 million senior secured credit facilities agreement with DNB Bank ASA, Danske Bank, Citibank N.A., Jersey Branch and Goldman Sachs Bank USA, as lenders, among others (consisting of a $230 million credit facility, $50 million newbuild facility, $70 million for the issuance of guarantees and other trade finance instruments as required in the ordinary course of business and a $100 million incremental facility) and a $100 million senior secured revolving facility agreement with Danske Bank and DNB Bank ASA, as lenders, among others. The financing arrangements contain certain financial and non-financial covenants, including restrictions that require the approval of our lenders prior to the distribution of any dividend. The outstanding obligations under the new financing arrangements will mature in 2022. In addition, the Company raised approximately $53.5 million gross in July 2019 from an initial public offering of 5,750,000 shares on the New York Stock Exchange. Based on the execution of the financing arrangements and the July 2019 equity raise, we believe the prior conclusion on April 29, 2019 of substantial doubt over going concern has been alleviated.

Reverse share split

We have effected a conversion of each of our Shares into 0.20 Shares, resulting in a reverse share split at a ratio of 5-for-1. Our post-Reverse Share Split Shares began to trade on the Oslo Børs on June 26, 2019. All share and per share data in these financial statements have been adjusted to give effect to our Reverse Share Split and is approximate due to fractional shares.

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended June 30, 2019	6.

Borr Drilling Limited
Unaudited Consolidated Financial Statements
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended June 30, 2019

Use of estimates

Preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 -  Accounting policies

The accounting policies used in the preparation of the condensed interim consolidated financial statements are consistent with those followed in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2018, except as described below. None of the new accounting standards or amendments that were adopted as of the first half of 2019 had a significant effect on the condensed interim consolidated financial statements, except as described below.

Recently Issued Accounting Standards

Adoption of new accounting standards

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02 (Topic 842,
“Leases”), as amended, which generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, time and uncertainty of cash flows arising from lease agreements. We adopted this standard, on a modified retrospective basis, effective January 1, 2019 and will not restate comparative periods. With respect to leases in which we are the lessee, we recognized a lease liability of $12.1 million and a corresponding right-of-use asset of approximately $2.0 million as of January 1, 2019. Adoption of this standard did not materially impact our Consolidated Statement of Operations and had no impact on our Consolidated Statement of Cash Flows.

We have elected the package of practical expedients that permits us to not reassess (1) whether previously expired or existing contracts are or contain leases, (2) the lease classification for any expired or existing leases, and (3) any initial direct costs for any existing leases as of the effective date. In addition, we have elected the hindsight practical expedient in connection with our adoption of the new lease standard. As lessee, we have made the accounting policy election to not recognize a right-of-use asset lease and lease liability for leases with a term of 12 months or less. We will recognize lease payments in the Consolidated Statements of Operations on a straight-line basis over the lease term. We have also elected the practical expedient to not separate lease and non-lease components.

Many of our leases contain variable non-lease components such as maintenance, taxes, insurance, and similar costs for the spaces we occupy. For new and amended leases beginning in 2019 and after, the Company has elected the practical expedient not to separate these non-lease components of leases for classes of all underlying assets and instead account for them as a single lease component for all leases. We straight-line the net fixed payments of operating leases over the lease term and expense the variable lease payments in the period in which we incur the obligation to pay such variable amounts. These variable lease payments are not included in our calculation of our ROU assets or lease liabilities.

As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. Certain of our lease agreements include options to extend or terminate the lease, which we do not include in our minimum lease terms unless management is reasonably certain to exercise.

Our drilling contracts contain a lease component related to the underlying drilling equipment, in addition to the service component provided by our crews and our expertise to operate such drilling equipment. We have concluded the non-lease service of operating our equipment and providing expertise in the drilling of the client’s well is predominant in our drilling contracts. We have applied the practical expedient to account for the lease and associated non-lease components as a single component. With the election of the practical expedient, we will continue to present a single performance obligation under the new revenue guidance in Accounting Standards Codification (“ASC”) Topic 606, “Revenue from Contracts with Customers.”

In June 2018, the FASB issued ASU No. 2018-07, Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share Based-Payment Accounting. This ASU intends to improve the usefulness of information provided and reducing the cost and complexity of financial reporting. A main objective of this ASU is to substantially align the accounting for share-based payments to employees and non-employees. The guidance is effective for annual reporting periods beginning after December 15, 2018 for public entities, including interim periods within that period. Our adoption did not have a material effect on our Condensed Consolidated Financial Statements.

Issued not effective accounting standards

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which revises guidance for the accounting for credit losses on financial instruments within its scope. The new standard introduces an approach, based on expected losses, to estimate credit losses on certain types of financial instruments and modifies the impairment model for available-for-sale debt securities. The guidance will be effective January 1, 2020, with early adoption permitted. Entities are required to apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. We continue to evaluate the requirements and do not expect our adoption to have a material effect on our condensed consolidated statements of financial position, operations or cash flows or on the disclosures contained in our notes to condensed consolidated financial statements.

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended June 30, 2019	7.

Borr Drilling Limited
Unaudited Consolidated Financial Statements
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended June 30, 2019

Note 3 -  Revenues

In the three months ended June 30, 2019 and June 30, 2018 and the six months ended June 30, 2019 and June 30, 2018, the Company recognised revenues of $86.6 million, $51.1 million, $138.5 million and $61.7 million, respectively, primarily relating to dayrates.

To obtain contracts with our customers, the Company incurs costs to prepare a rig for contract and deliver or mobilise a rig to the drilling location. The Company defers pre‑operating costs, such as contract preparation and mobilisation costs, and recognise such costs on a straight‑line basis, consistent with the general pace of activity, in rig operating and maintenance costs over the estimated firm period of drilling. In the three months ended June 30, 2019, June 30, 2018 and six months ended June 30, 2019 and June 30, 2018, the Company recognised $6.4 million, $6.9 million, $2.3 million and $4.4 million, respectively, of pre-operating expenses included in rig operating and maintenance expenses in the Unaudited Condensed Consolidated Statements of Operations.

The Company has one operating segment, and this is reviewed by the Chief Operating Decision Maker, which is the Company’s board of directors (the “Board”), as an aggregated sum of assets, liabilities and activities that exists to generate cash flows.

Geographic data

Revenues are attributed to geographical location based on the country of operations for drilling activities, i.e. the country where the revenues are generated.

The following presents our revenues by geographic area:	3 months to June 30, 2019	3 months to June 30, 2018	6 months to June 30, 2019	6 months to June 30, 2018
(In $ millions)
North Sea	30.4	25.2	55.7	26.1
West Africa	23.0	11.5	34.5	20.7
Middle East	11.7	14.4	22.2	14.9
South East Asia	2.2	-	5.7	-
Mexico	19.3	-	20.4	-
Total	86.6	51.1	138.5	61.7

Major customers

Following customers accounted for more than 10% of our contract revenues:	3 months to June 30, 2019	3 months to June 30, 2018	6 months to June 30, 2019	6 months to June 30, 2018
(In % of operating revenues)
National Drilling Company (ADOC)	14%	21%	16%	21%
TAQA Bratani Limited	13%	16%	15%	17%
Pan American Energy	21%	-	14%	-
ExxonMobil	15%	-	9%	-
Centrica North Sea Limited (Spirit Energy)	12%	10%	11%	10%
Total	75%	47%	65%	48%

Fixed Assets — Jack-up rigs(1)

The following presents the net book value of our jack-up rigs by geographic area	As of June 30, 2019	As of December 31, 2018
(In $ millions)
Middle East	38.5	42.0
North Sea	298.7	320.0
West Africa	656.6	203.0
South East Asia	1,134.5	1,713.1
Mexico	407.3	-
Total	2,535.6	2,278.1

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended June 30, 2019	8.

Borr Drilling Limited
Unaudited Consolidated Financial Statements
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended June 30, 2019

(1)The fixed assets referred to in the table above exclude assets under construction. Asset locations at the end of a period are not necessarily indicative of the geographic distribution of the revenues or operating profits generated by such assets during such period.

Contract balances

Accounts receivable are recognized when the right to consideration becomes unconditional based upon contractual billing schedules.
Payment terms on invoiced amounts are typically 30 days. Current contract asset balances are included in “Deferred mobilization costs, Acquired contract backlog and Accrued revenue” and non-current contract assets are included in “Other assets” on our Consolidated Balance Sheets.

The following table provides information about contract assets from contracts with customers:

	As of June 30, 2019	As of December 31, 2018
(In $ millions)
Current contract assets	62.2	45.1
Non-current contract assets	9.0	5.1
Total contract assets	71.2	50.2

Significant changes in the remaining performance obligation contract assets balances for the period ended June 30, 2019 are as follows:

(In $ millions)	Contract assets
Net balance at January 1, 2019	50.2
Additions to deferred costs and accrued revenue	61.0
Amortization of deferred costs	(40.0)
Total contract assets	71.2

Contract Costs

Certain direct and incremental costs incurred for upfront preparation, initial rig mobilization and modifications are costs of fulfilling a contract and are recoverable. These recoverable costs are deferred and amortized ratably to contract drilling expense as services are rendered over the initial term of the related drilling contract. Costs incurred for the demobilization of rigs at contract completion are recognized as incurred during the demobilization process.

Note 4 -  Other income (expenses)

Other income (expense) is comprised of the following:

	3 months to June 30, 2019	3 months to June 30, 2018	6 months to June 30, 2019	6 months to June 30, 2018
(In $ millions)
Foreign exchange gain/(loss), net	0.8	(0.3)	1.0	(0.5)
Other financial expenses	(8.3)	(0.9)	(9.1)	(0.9)
Change in unrealised (loss)/gain on call spread (note 14)	(5.2)	(7.1)	(1.6)	(7.1)
(Loss)/gain on forward contracts (note 14)	(31.5)	25.3	(20.0)	11.7
Total	(44.2)	17.0	(29.7)	(3.2)

(Loss)/gain on forward contracts is presented net for the three months ended June 30, 2019. We did not realize any gains or losses in the second quarter of 2019.

During the second quarter of 2019, we refinanced our existing credit facilities. As part of the refinancing, any capitalized borrowing costs related to the existing credit facilities were expensed, amounting to a total non-cash charge of $5.6 million with $4.1 million recorded within other financial expenses and $1.5 million recorded within interest expenses.

Note 5 -  Taxation

Borr Drilling Limited is a Bermuda company not required to pay taxes in Bermuda on ordinary income or capital gains as it qualifies as an Exempted Company. We operate through various subsidiaries in numerous countries throughout the world and are subject to tax laws, policies, treaties and regulations, as well as the interpretation or enforcement thereof, in jurisdictions in which we or any of our subsidiaries operate, were incorporated, or otherwise considered to have a tax presence. Our income tax expense is based upon our interpretation of the tax laws in effect in various countries at the time that the expense was incurred.

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended June 30, 2019	9.

Borr Drilling Limited
Unaudited Consolidated Financial Statements
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended June 30, 2019

The change in the effective tax rate from period to period is primarily attributable to changes in the profitability or loss mix of our operations in various jurisdictions. As our operations continually change among numerous jurisdictions, and methods of taxation in these jurisdictions vary greatly, there is little direct correlation between the income tax provision or benefit and income or loss before taxes. We used a discrete effective tax rate method to calculate income taxes.

Income tax expense is comprised of the following:	3 months to June 30, 2019	3 months to June 30, 2018	6 months to June 30, 2019	6 months to June 30, 2018
(In $ millions)
Current tax	2.7	(0.3)	3.2	(0.3)
Change in deferred tax	(0.2)	0.3	(0.5)	0.3
Total	2.5	-	2.7	-

Note 6 -  Earnings/(Loss) per share

The computation of basic earnings/(loss) per share (“EPS”) is based on the weighted average number of shares outstanding during the period. Diluted EPS does not include the effect of the assumed conversion of potentially dilutive instruments which are 2,875,000 share options outstanding issued to employees and directors and convertible bonds with a conversion price of $33.4815 for a total of 10,453,534 shares. Due to the Company’s current loss-making position and the share price being less than the conversion price of the convertible bonds these are deemed to have an anti-dilutive effect on the EPS of the Company.

All periods presented have been adjusted for our 5 for 1 reverse share split in June 2019.

	3 months to June 30, 2019	3 months to June 30, 2018	6 months to June 30, 2019	6 months to June 30, 2018

Basic loss per share	(0.98)	(0.07)	(1.52)	(0.40)
Diluted loss per share	(0.98)	(0.07)	(1.52)	(0.40)

Issued ordinary shares at the end of the period	106,528,065	106,528,065	106,528,065	106,528,065
Weighted average numbers of shares outstanding for the period	105,068,351	105,520,550	105,068,351	101,029,652

The number of share options that would be considered dilutive under the “if converted method” for the three months ended June 30, 2019 is 0 (three months ended June 30, 2018: 270,073).

Note 7 -  Jack-up rigs

	Cost	Accumulated depreciation	Net carrying value
(In $ millions)
Balance at December 31, 2018	2,366.6	(88.5)	2,278.1
Additions	53.7	-	53.7
Asset transfers (note 8)	268.0	-	268.0
Depreciation and amortisation	-	(47.7)	(47.7)
Disposals	(2.1)		(2.1)
Reclassification to asset held for sale	(3.0)		(3.0)
Impairment	(14.8)	3.4	(11.4)
Balance at June 30, 2019	2,668.4	(132.8)	2,535.6

The Company took delivery of the “Njord” in the first quarter of 2019. The final delivery instalment was funded by delivery financing from PPL Shipyard of $87.0 million.

The Company entered into a sale agreement for the “Baug”, “C20051” and “Eir” in May 2019. The sale of “Baug” and “C20051” closed in May 2019 and we recorded a gain of $3.9 million in connection with the transaction.

In addition, the Company recorded a depreciation charge of $0.4 million in the second quarter of 2019, $2.8 million in the second quarter of 2018, $0.8 million in the first half of 2019 and $2.8 million for the first half of 2018 related to property, plant and equipment.

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended June 30, 2019	10.

Borr Drilling Limited
Unaudited Consolidated Financial Statements
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended June 30, 2019

Impairment assessment

During the second quarter of 2019, the Company evaluated the carrying value of our drilling rigs due to continuing impairment indicators. Based on our assumptions and analysis at that time, we determined that the undiscounted probability-weighted cash flows for each rig were in excess of their respective carrying values. As a result, we concluded that no impairment of these rigs had occurred at June 30, 2019

An impairment loss of $11.4 million was recognized for the “Eir” in the first quarter of 2019 as a result of entering into a sale agreement, which resulted in the Company reducing the book value to the expected sale value. As of June 30, 2019, the Company consider that the consideration for  held for sale presentation were achieved and the “Eir” has been reclassified to jack-up drilling rigs held for sale.

Note 8 -   Newbuildings

	June 30, 2019	December 31, 2018
(In $ millions)
Balance at January 1st	361.8	642.7
Additions	211.1	971.4
Capitalized interest	10.2	23.4
Asset transfers	(268.0)	(1,275.7)
Total	315.1	361.8

The Company took delivery of the “Njord” in the first quarter 2019. The delivery instalment was funded by delivery financing from PPL Shipyard Ltd of $87.0 million. Also in the first quarter of 2019, the Company entered into a novation agreement to acquire Hull No. B378 from Keppel Shipyard Ltd (see note 10) for a purchase price of $122.1 million. The acquisition was partly funded by a new bridge financing facility from Danske Bank A/S and partly by drawing down on the $160 million Senior secured revolving loan facility entered into in the first quarter (see note 18). The rig was subsequently renamed “Thor” and was delivered on May 9, 2019.

Note 9 -  Leases

We have operating leases expiring at various dates, principally for real estate, office space, storage facilities and operating equipment.  For our Houston office space, we have previously deemed the lease as an onerous lease as a result of change in our operating strategy, it is expected that the lease will expire on March 1, 2022.  For this operating lease, upon adoption of the new standard, we offset the right-of-use asset of the lease by the existing carrying amount of the liability previously recorded on the date of adoption.

Supplemental balance sheet information related to leases was as follows:

June 30, 2019
(In $ millions)
Operating leases
Operating leases right-of-use assets	3.0
Current operating lease liabilities	3.4
Long-term operating lease liabilities	8.2

The current portion of the ROU asset is recognized within other current assets (see note 15) and the non-current portion is recognized within other long-term assets (see note 16). The current lease liabilities are recognized within other current liabilities (see note 21) and the non-current lease liabilities are recognized within other liabilities.

Components of lease cost is comprised of the following:	Three months ended June 30, 2019	Six months ended June 30, 2019

(In $ millions)
Operating lease cost	0.6	1.1
Short-term lease cost	2.3	4.6
Variable lease cost	-	-
Total lease cost	2.9	5.7
Sublease income	0.2	0.4

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended June 30, 2019	11.

Borr Drilling Limited
Unaudited Consolidated Financial Statements
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended June 30, 2019

Supplemental cash flow information related to leases was as follows:	June 30, 2019

(In $ millions)
Cash payments for onerous lease contracts	0.9
Operating cash flows from operating leases	0.3
Total lease payments	1.2
Weighted average remaining lease term for operating leases (years)	11.38
Weighted average discount rate for operating leases	6.38%

Maturities of lease liabilities were as follows:	June 30, 2019

(In $ millions)
2019	4.7
2020	3.9
2021	2.8
2022	0.3
2023	0.3
Thereafter	1.5
Total lease payments	13.5
Less interest	1.9
Present value of lease liability	11.6

Maturities of lease liabilities were as follows:	December 31, 2018

(In $ millions)
2019	4.6
2020	3.6
2021	3.6
2022	0.5
2023	-
Thereafter	-
Total lease payments	12.3

Note 10 -  Asset acquisition

Acquisition of Keppel’s Hull B378

In March 2019, the Company entered into an assignment agreement with the original owner for the assignment of the rights and obligations under a construction contract to take delivery of one KFELS Super B Bigfoot premium jack-up rig identified as Keppel’s Hull No. B378 from Keppel for a purchase price of $122.1 million. The construction contract was, at the same time, novated to our subsidiary, Borr Jack-Up XXXII Inc., and amended. Borr Jack-Up XXXII Inc. took delivery of the rig on May 9, 2019. The rig has been renamed ‘‘Thor.’’

Acquisition of Keppel Rigs

In May 2018, the Company signed a master agreement to acquire five premium newbuild jack-up drilling rigs from Keppel FELS Limited. Total consideration for the transaction will be approximately $742.5 million. In the second quarter of 2018, the Company paid a pre-delivery instalment of $288.0 million. The pre-delivery instalment is secured by a parent guarantee from Keppel Offshore & Marine Ltd. The Company has secured financing of the delivery payment for each Keppel Rig from Offshore Partners Pte. Ltd (formerly Caspian Rigbuilders Pte. Ltd). Each loan is non-amortizing and matures five years after the respective delivery dates. The delivery financing will be secured by a first priority mortgage, an assignment of earnings, an assignment of insurance and a charge over shares and parent guarantee from the Company. The Company expects to take delivery of the first rig in the fourth quarter of 2019, with the remaining rigs scheduled to be delivered quarterly thereafter until the last rig is delivered in the fourth quarter of 2020. The remaining contracted instalments, payable on delivery, for the Keppel newbuilds acquired in 2018 are approximately $454.5 million as of June 30, 2019.

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended June 30, 2019	12.

Borr Drilling Limited
Unaudited Consolidated Financial Statements
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended June 30, 2019

Note 11 -  Business acquisition

Paragon Offshore Limited

The Company announced a binding tender offer agreement (the “Tender Offer Agreement”) on February 21, 2018 to offer to purchase all outstanding shares in Paragon Offshore Limited (“Paragon”) (“the Offer”). The total acquisition price to purchase all outstanding shares was $241.3 million. The transaction was subject to the satisfaction of the offer conditions, customary closing conditions, including, among other customary conditions, that (a) at least 67% of the outstanding Paragon shares were validly tendered and not withdrawn before the expiration date, (b) no material adverse change shall have occurred prior to closing, and (c) Paragon shall have completed all actions necessary to acquire ownership of certain Prospector drilling rigs and legal entities currently subject to Chapter 11 proceedings in the United States Bankruptcy Court in the District of Delaware. On March 29, 2018, all of the conditions to the Offer were satisfied and the transaction closed. Shareholders holding 99.41% of the shares accepted the offer for a total payment of approximately $240.0 million.

Recognised amounts of identifiable assets acquired and liabilities assumed at fair value:

March 29, 2018
(In $ millions)
Cash and Cash equivalents	41.7
Restricted cash	4.2
Trade receivables	31.0
Other current assets (including contract backlog of $31.6 million)	53.4
Jack-up drilling rigs	246.0
Assets held for sale	15.0
Property, Plant and Equipment	16.1
Other long-term assets (including contract backlog of $12.8 million)	24.8
Trade payables	(10.5)
Accruals and other current liabilities	(40.9)
Long term debt	(87.7)
Other non-current liabilities	(13.7)
Total	279.4

Fair value of consideration satisfied by cash:
Payment upon completion by the Company (March 29, 2018)	240.0
Payment to non-controlling interest	1.3
Total	241.3

Total fair value of purchase consideration	241.3
Fair value of net assets acquired	279.4
Bargain Gain	(38.1)

At the time of the acquisition, Paragon was an international driller with a fleet of 23 drilling units. This fleet included two modern jack-up drilling rigs, the Prospector 1 and Prospector 5, built in 2013 and 2014, respectively. The fleet also included a semi-submersible drilling rig, MSS1, with a long-term contract for TAQA in the North Sea which commenced on March 6, 2018. We disposed of 16 jack-up rigs acquired in the Paragon transaction during 2018.

The Paragon transaction is accounted for as a business combination. The estimated fair value of the individual rigs was derived by using a market and income-based approach with market participant-based assumptions. A bargain purchase gain of $38.1 million was recognized in the Consolidated Statement of Operations. A bargain purchase gain arises when fair value of the net assets acquired is higher than total fair value of purchase consideration.

Immediately following the closing of the Paragon transaction, the Company settled the long-term debt of $87.7 million plus $1.6 million of accrued interest and brokerage fees.

During 2018, the Company purchased the remaining outstanding shares in Paragon Offshore limited for $1.0 million.

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended June 30, 2019	13.

Borr Drilling Limited
Unaudited Consolidated Financial Statements
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended June 30, 2019

Paragon pro forma information (unaudited)

Basis of preparation

The unaudited pro forma financial information is based on Borr Drilling’s and Paragon’s historical consolidated financial statements as adjusted to give effect to the acquisition of Paragon. The unaudited revenue and net income (loss) for the six months ended June 30, 2018 give effect to the Paragon acquisition as if it had occurred on January 1, 2017.

Pro forma for the six months ended June 30, 2018

(In $ millions)	(unaudited)
Revenue	88.9
Net income (loss)	(152.6)

Certain one-time adjustments were included in the pro forma financial information.

Note 12 -  Restricted cash

	June 30, 2019	December 31, 2018
(In $ millions)
Opening balance	63.4	39.1
Transfer to (from) restricted cash	(1.4)	24.3
Total	62.0	63.4

All restricted cash is recorded within current assets and consist of deposits in margin accounts and bank deposits in relation to forward contracts and deposits made for issued guarantees and letters of credits.

Note 13 -  Marketable Securities

Our marketable securities consist of debt securities and equity securities. Debt securities are marked to market, with changes in fair value recognised in “Other comprehensive income” (“OCI”).  Equity securities are re-measured at fair value with unrealized gains and losses recognized under other income (expenses), net. The Company acquired debt securities for a consideration of $2.9 million in the second quarter of 2019. In the first quarter of 2019, the Company purchased debt securities for $3.1 million.

As of December 31, 2018, an accumulated unrealised loss of $5.6 million was recognised in OCI for the non-current marketable securities. In the second quarter of 2019, we recorded an unrealised gain of $3.2 million through OCI, partially offsetting an unrealised loss of $7.3 million recorded in the first quarter of 2019.

The following table sets forth Marketable securities, non-current

(In $ millions)	June 30, 2019	December 31, 2018
Opening balance January 1st	31.0	20.7
Purchase of marketable securities	3.1	9.7
Unrealized gain/(loss) on marketable securities	(7.3)	0.6
Reclassification to marketable securities, current	(26.8)	-
Total marketable securities, non-current	-	31.0

The following table sets forth Marketable securities, current

(In $ millions)	June 30, 2019	December 31, 2018
Opening balance January 1st	4.2	-
Purchase of marketable securities	2.9	4.2
Sale of marketable securities	(4.2)	-
Unrealized gain/(loss) on marketable securities	3.2	-
Reclassification from marketable securities, non-current	26.8
Total marketable securities, current	32.9	4.2

We reclassified $26.8 million of our debt securities from non-current to current in the first quarter of 2019 due to developments in the issuer of the debt securities. Realization of the investment is estimated to take place within the next 12 months.

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended June 30, 2019	14.

Borr Drilling Limited
Unaudited Consolidated Financial Statements
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended June 30, 2019

Note 14 -  Financial Instruments

Forward contracts

As of June 30, 2019, the Company has forward contracts to purchase shares in a listed drilling company for an aggregate amount of approximately $91.4 million. The forward contracts consist of forward assets of $36.3 million and forward liabilities of $91.4 million and are presented as a net unrealized loss of $55.1 million under accrued expenses and other current liabilities (see note 20) in the Consolidated Balance Sheets as of June 30, 2019. During the first quarter of 2019, the Company sold shares resulting in net cash proceeds of $4.2 million (see note 13) and simultaneously purchased forward contracts with exposure to the same amount.

Call Spread

Fair value adjustments during the second quarter of 2019 resulted in an unrealised loss recognised in the Condensed Consolidated Statements of Operations in other income (expense), net, of $5.2 million. As of June 30, 2019, aggregated fair value adjustments were unrealised loss of $27.3 million related to one-off costs for entering the position and subsequent fair value adjustments.  The Call Spread is presented under other long-term assets, see note 16

Note 15 -  Other current assets

	June 30, 2019	December 31, 2018
Other current assets are comprised of the following:

(In $ millions)

Client rechargeable	5.5	5.1
Other receivables	8.1	7.9
VAT and other tax receivable	17.1	4.3
Deferred financing fee	3.0	3.2
Right-of-use lease asset, current	0.7	-
Total	34.4	20.5

Note 16 -  Other long-term assets

	June 30, 2019	December 31, 2018
Other long-term assets are comprised of the following:

(In $ millions)
Other receivables	-	0.5
Deferred tax asset	3.2	2.6
Call Spread (note 14)	1.2	2.8
Tax refunds	-	4.2
Prepaid fees	9.9	9.5
Right-of-use lease asset, non-current	2.3	-
Total	16.6	19.6

Note 17 -  Onerous contracts

	June 30, 2019	December 31, 2018
(In $ millions)
Onerous lease commitments	-	10.2
Onerous rig contracts	71.3	71.3
Total	71.3	81.5

Onerous contracts for Hull B366 (TBN “Tivar”) of $16.8 million, Hull B367 (TBN “Vale”) of $26.9 million and Hull B368 (TBN “Var”) of $27.6 million, in total $71.3 million, relate to the estimated excess of remaining shipyard instalments to be made to Keppel FELS over the value in use estimate for the jack-up drilling rigs to be delivered. Remaining shipyard instalments and onerous contract are expected to be settled when the newbuildings are delivered and paid in 2020. As a result of the adoption of the new lease standard from January 1, 2019, the onerous lease commitments for our office space in Houston and Beverwijk are now included in our lease liabilities (see note 9 and 21).

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended June 30, 2019	15.

Borr Drilling Limited
Unaudited Consolidated Financial Statements
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended June 30, 2019

Note 18 -  Long-term debt

Long-term debt is comprised of the following:

	Carrying amount		Principal amount		Back end fee
	June 30, 2019	December 31, 2018	June 30, 2019	December 31, 2018	June 30, 2019	December 31, 2018
(In $ millions)
$200 DNB Revolving Credit Facility	-	130.0	-	130.0	-	-
$195 Hayfin Loan Facility	191.7	-	195.0	-	-	-
$450 Syndicated Senior Secured Credit Facilities	222.9	-	230.0	-	-	-
$100 New Bridge Revolving Credit Facility	25.0	-	25.0	-	-	-
$350 Convertible bonds	346.0	346.5	350.0	350.0	-	-
PPL Delivery Financing	787.3	698.1	753.3	669.6	29.6	26.1
Total	1,572.9	1,174.6	1,553.3	1,149.6	29.6	26.1

At June 30, 2019 the scheduled maturities of our debt were as follows:	Maturities

(In $ millions)
2019	-
2020	-
2021	53.3
2022	480.4
2023	935.9
2024	83.7
Thereafter	-
Total principal amount of debt	1,553.3
Total debt-related balances, net	19.6
Total carrying amount of debt	1,572.9

Our Revolving and Term Loan Credit Facilities

During the first half of 2019, we refinanced our historical revolving credit facilities, including our DNB RCF, Guarantee Facility, DC RCF and Bridge RCF. Following the signing of our Hayfin Facility, Syndicated Facility and New Bridge Facility agreements on June 25, 2019, which collectively provided $645 million in financing, we paid the outstanding balance due under our DNB RCF, Guarantee Facility, DC RCF and Bridge RCF, respectively, which were subsequently cancelled.

Hayfin Loan Facility

On June 25, 2019, we entered into a $195 million senior secured term loan facility agreement with funds managed by Hayfin Capital Management LLP, as lenders, among others. Our wholly-owned subsidiary, Borr Midgard Assets Ltd., is the borrower under the Hayfin Facility, which is guaranteed by Borr Drilling Limited and secured by mortgages over three of our jack-up rigs, pledges over shares of and related guarantees from certain of our rig-owning subsidiaries who provide this security as owners of the mortgaged rigs and general assignments of rig insurances, certain rig earnings, charters, intragroup loans and management agreements from our related rig-owning subsidiaries. Our Hayfin Facility matures in June 2022 and bears interest at a rate of LIBOR plus a specified margin. The Hayfin Facility agreement includes a make-whole obligation if repaid during the first twelve months and, thereafter, a fee for early prepayment and final repayment. As of June 30, 2019, our Hayfin Facility was fully drawn.

Our Hayfin Facility agreement contains various financial covenants, including requirements that we maintain minimum liquidity equal to three months interest on the facility when the jack-up rigs providing security are not actively operating under an approved drilling contract (as defined in the Hayfin Facility agreement). Our Hayfin Facility agreement also contains a loan to value clause requiring that the fair market value of our rigs shall at all times cover at least 175% of the aggregate outstanding facility amount. The facility also contains various covenants which restrict distributions of cash from Borr Midgard Holding Ltd., Borr Midgard Assets Ltd. and our related rig-owning subsidiaries to us or our other subsidiaries and the management fees payable to Borr Midgard Assets Ltd.’s directly-owned subsidiaries. Our Hayfin Facility agreement also contains customary events of default which include any change of control, non-payment, cross default, breach of covenants, insolvency and changes which have or are likely to have a material adverse effect on the relevant obligor’s business, ability to perform its obligations under the Hayfin Facility agreement or security documents or jeopardize the security provided thereunder. If there is an event of default, the lenders under our Hayfin Facility may have the right to declare a default or may seek to negotiate changes to the covenants and/or require additional security as a condition of not doing so. The lenders under our Hayfin Facility may also require replacement or additional security if the fair market value of the jack-up rigs over which security is provided is insufficient to meet our market value-to-loan covenant. As of June 30, 2019, we were in compliance with the covenants and our obligations under the Hayfin Facility agreement and we expect to remain in compliance with the covenants and our obligations under our Hayfin Facility in 2019.

As of June 30, 2019, “Saga”, “Skald” and “Thor” were pledged as collateral for the $195 million Hayfin loan facility. Total book value of the encumbered rigs was $382.0 million as of June 30, 2019.

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended June 30, 2019	16.

Borr Drilling Limited
Unaudited Consolidated Financial Statements
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended June 30, 2019

Syndicated Senior Secured Credit Facilities

On June 25, 2019, we entered into a $450 million senior secured credit facilities agreement with DNB Bank ASA, Danske Bank, Citibank N.A., Jersey Branch and Goldman Sachs Bank USA, as lenders, among others (consisting of a $230 million credit facility, $50 million newbuild facility, $70 million for the issuance of guarantees and other trade finance instruments as required in the ordinary course of business and, assuming certain conditions are met, a $100 million incremental facility), secured by mortgages over six of our jack-up rigs and, when delivered, one of our newbuild jack-up rigs under construction, pledges over shares of and related guarantees from certain of our rig-owning subsidiaries who provide this security as owners of the mortgaged rigs and general assignments of rig insurances, certain rig earnings, charters, intragroup loans and management agreements from our related rig-owning subsidiaries. In connection with the drawdown of the $100 million incremental facility, two additional jack-up rigs will be mortgaged as security, in addition to assignments, pledges and guarantees from the related rig-owning subsidiaries that are identical to those described in the preceding sentence, and we are obligated to repay any amounts outstanding under our New Bridge Facility. Our Syndicated Facility matures in June 2022 and bears interest at a rate of LIBOR plus a specified margin. The $50 million newbuild facility will be available to draw upon delivery of the newbuild rig “Tivar”, and the $100 million incremental facility will be available to draw upon repayment of the New Bridge Revolving Credit Facility.

Our Syndicated Facility agreement contains various financial covenants, including requirements that we maintain a minimum book equity ratio of 40%, positive working capital, a debt service cover ratio in excess of 1.25x our interest and related expenses, from the end of 2020, and minimum liquidity equal to the greater of $50 million and 4% of net interest-bearing debt. Our Syndicated Facility agreement also contains a loan to value clause requiring that the fair market value of our rigs shall at all times cover at least 175% of the aggregate outstanding facility amount and any undrawn and uncancelled part of the facility. The Syndicated Facility agreement also contains various covenants, including, among others, restrictions on incurring additional indebtedness and entering into joint ventures; covenants subjecting dividends to certain conditions which, if not met, would require the approval of our lenders prior to the distribution of any dividend; restrictions on the repurchase of our Shares; restrictions on changing the general nature of our business; and restrictions on removing Tor Olav Trøim from our Board. Furthermore, Tor Olav Trøim is required to maintain ownership of at least six million Shares (subject to adjustment for certain transactions). Our Syndicated Facility agreement also contains customary events of default which include non-payment, cross default, breach of covenants, insolvency and changes which have or are likely to have a material adverse effect on the relevant obligor’s business, ability to perform its obligations under the Syndicated Facility agreement or security documents or jeopardize the security provided thereunder. If there is an event of default, the lenders may have the right to declare a default or may seek to negotiate changes to the covenants and/or require additional security as a condition of not doing so. The lenders may also require replacement or additional security if the fair market value of the jack-up rigs over which security is provided is insufficient to meet our market value-to-loan covenant. In addition, our Syndicated Facility contains a “Most Favoured Nation” clause giving the lenders a right to amend the financial covenants to reflect any more lender-favourable covenants in any other agreement pursuant to which loan or guarantee facilities are provided to us, including amendments to our Financing Arrangements. As of June 30, 2019, we were in compliance with the covenants and our obligations under the Syndicated Facility agreement and we expect to remain in compliance with the covenants and our obligations under our Syndicated Facility in 2019.

As of June 30, 2019, “Frigg”, “Idun”, “Norve”, “Prospector 1”, “Prospector 5” and “Mist” were pledged as collateral for the $450 million Syndicated Senior Secured Credit Facilities. Total book value of the encumbered rigs was $572.1 million as of June 30, 2019.

New Bridge Revolving Credit Facility

On June 25, 2019, we entered into a $100 million senior secured revolving loan facility agreement with DNB Bank ASA and Danske Bank, as lenders, secured by mortgages over two of our jack-up rigs, assignments of intra-group loans, rig insurances and certain rig earnings and pledges over shares of and related guarantees from certain of our rig-owning subsidiaries who provide this security as owners of the mortgaged rigs. Our New Bridge Facility matures in June 2022 and bears interest at a rate of LIBOR plus a variable margin. As of June 30, 2019, $75 million remained undrawn under our New Bridge Facility.

Our New Bridge Facility agreement contains various financial covenants, including requirements that we maintain a minimum book equity ratio of 40%, positive working capital, a debt service cover ratio in excess of 1.25x our interest and related expenses, from the end of 2020, and minimum liquidity equal to the greater of $50 million and 4% of net interest-bearing debt. Our New Bridge Facility agreement also contains a loan to value clause requiring that the fair market value of our rigs shall at all times cover at least 175% of the aggregate outstanding facility amount and any undrawn and uncancelled part of the facility. The agreement also contains various covenants, including, among others, restrictions on incurring additional indebtedness and entering into joint ventures; covenants requiring the approval of our lenders prior to the distribution of any dividends; and restrictions on the repurchase of our Shares; restrictions on changing the general nature of our business; restrictions on removing Tor Olav Trøim from our Board. Furthermore, Tor Olav Trøim is required to maintain ownership of at least six million Shares (subject to adjustment for certain transactions). Our New Bridge Facility agreement also contains customary events of default which include non-payment, cross default, breach of covenants, insolvency and changes which have or are likely to have a material adverse effect on the relevant obligor’s business, ability to perform its obligations under the New Bridge Facility agreement or security documents or jeopardize the security provided thereunder. If there is an event of default, the lenders may have the right to declare a default or may seek to negotiate changes to the covenants and/or require additional security as a condition of not doing so. The lenders may also require replacement or additional security if the fair market value of the jack-up rigs over which security is provided is insufficient to meet our market value-to-loan covenant. In addition, our New Bridge Facility contains a “Most Favored Nation” clause giving the lenders a right to amend the financial covenants to reflect any more lender-favorable covenants in any other agreement pursuant to which loan or guarantee facilities are provided to us, including amendments to our Financing Arrangements. As of June 30, 2019, we were in compliance with the covenants and our obligations under the New Bridge Facility agreement and we expect to remain in compliance with the covenants and our obligations under our New Bridge Facility in 2019.

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended June 30, 2019	17.

Borr Drilling Limited
Unaudited Consolidated Financial Statements
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended June 30, 2019

As of June 30, 2019, “Odin” and “Ran” were pledged as collateral for the $100 million New Bridge Revolving Credit Facility. Total book value of the encumbered rigs was $161.6 million as of June 30, 2019.

$350 million Convertible Bonds

In May 2018 we raised $350.0 million through the issuance of our Convertible Bonds, which mature in 2023. The initial conversion price (which is subject to adjustment) is $6.6963 per Share, for a total of 52,267,670 Shares. Following the of 5-for-1 Reverse Share Spilt by the Company on June 26, 2019, the conversion price  is $33.4815 per Share for a total of 10,456,534 Shares. The Convertible Bonds have a coupon of 3.875% per annum payable semi-annually in arrears in equal instalments. The terms and conditions governing our Convertible Bonds contain customary events of default, including failure to pay any amount due on the bonds when due, and certain restrictions, including, among others, restrictions on our ability and the ability of our subsidiaries to incur secured capital markets indebtedness. The Company has entered into Call Spreads to mitigate the effect of conversion – see note 14 for details.

As of June 30, 2019, we were compliant with the covenants and our obligations under our Convertible Bonds. We expect to remain compliant with our obligations under our Convertible Bonds in 2019.

Our Delivery Financing Arrangements

In addition to three jack-up rigs which we have taken delivery of against full payment from Keppel, we have contracts with Keppel to purchase eight jack-up rigs under construction. We have the option to accept delivery financing for two of the jack-up rigs to be delivered from Keppel. For five of our newbuild jack-up rigs under construction and nine additional jack-up rigs which have been delivered from PPL, we have agreed to accept and accepted, respectively, delivery financing from PPL and Keppel.

PPL Newbuild Financing

In October 2017, we agreed to acquire nine premium “Pacific Class 400” jack-up rigs from PPL (the “PPL Rigs”). We accepted delivery of eight of the PPL Rigs as of December 31, 2018 and all nine PPL Rigs had been delivered as of January 31, 2019. In connection with delivery of the PPL Rigs, our rig-owning subsidiaries as buyers of the PPL Rigs agreed to accept delivery financing for a portion of the purchase price equal to $87.0 million per jack-up rig (the “PPL Financing”). The PPL Financing for each PPL Rig is an interest-bearing secured seller’s credit, guaranteed by the Company which matures on the date falling 60 months from the delivery date of the respective PPL Rig.

The PPL Financing for each respective PPL Rig is secured by a mortgage on such PPL Rig and an assignment of the insurances in respect of such PPL Rig. The PPL Financing also contains various covenants and the events of default include non-payment, cross default, breach of covenants, insolvency and changes which have or are likely to have a material adverse effect on the relevant obligor’s business, ability to perform its obligations under the PPL Financing agreements or security documents, or jeopardize the security. In addition, each rig-owning subsidiary is subject to covenants which management considered to be customary in a transaction of this nature.

As of June 30, 2019, and December 31, 2018, we had $782.9 and $695.6 million, respectively, of PPL Financing outstanding and were compliant with the covenants and our obligations under the PPL Financing agreements. We expect to remain compliant with the covenants and our obligations under the PPL Financing agreements in 2019. We expect to satisfy our obligations under the PPL Financing for each respective PPL Rig with cash flow from operations when due.

As of June 30, 2019, “Galar”, “Gerd”, “Gersemi”, “Grid”, “Gunnlod”, “Groa”, “Gyme”, “Natt” and “Njord” were pledged as collateral for the PPL financing. Total book value for the encumbered rigs was $1,318.2 million as of June 30, 2019.

Interest

Average interest rate for all our interest-bearing debt, excluding Convertible Bonds, was 6.21% for the period ended June 30, 2019.

Note 19 -  Share-based compensation

Share-based payment charges for the period ending:

	3 months to June 30, 2019	3 months to June 30, 2018	6 months to June 30, 2019	6 months to June 30, 2018
(In $ millions)
Total	1.0	0.5	3.0	0.9

At March 11, 2019, the Company issued 460,000 share options to certain employees and directors of the Company. The awards were granted under the existing approved share option scheme. The options have a strike price of $17.50 per share, which compares to the Company's share's closing price of $14.2 on March 8, 2019. The options will expire after five years and have a four-year vesting period. Expected life after vesting is estimated at two years. Risk free interest rate is set to 2% and expected future volatility is estimated at 32%.  Total number of options authorised by the Board is 3,494,000 and 2,875,000 have been awarded as of June 30, 2019.

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended June 30, 2019	18.

Borr Drilling Limited
Unaudited Consolidated Financial Statements
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended June 30, 2019

Note 20 -  Fair values of financial instruments

The carrying value and estimated fair value of the Company’s cash and financial instruments were as follows:

		As at June 30, 2019		As at December 31, 2018
(In $ millions)	Hierarchy	Fair value	Carrying value	Fair value	Carrying value
Assets
Cash and cash equivalents		44.8	44.8	27.9	27.9
Restricted cash		62.0	62.0	63.4	63.4
Marketable securities – non-current	1	-	-	31.0	31.0
Marketable securities – current	1	32.9	32.9	4.2	4.2
Trade receivables		46.4	46.4	25.1	25.1
Accrued revenue		36.2	36.2	18.9	18.9
Tax retentions receivable		11.6	11.6	11.6	11.6
Other current assets (excluding deferred costs)		31.4	31.4	17.3	17.3
Due from related parties		5.2	5.2	-	-
Forward contracts (note 14)	2	36.3	36.3	50.3	50.3

Liabilities
Long-term liabilities	2	1,503.8	1,572.9	1,113.6	1,174.6
Trade payables		11.4	11.4	10.0	10.0
Accruals and other current liabilities		93.3	93.3	71.0	71.0
Forward contracts (note 14)	2	91.4	91.4	85.4	85.4

Financial instruments included in the consolidated accounts within ‘Level 1 and 2’ of the fair value hierarchy are valued using quoted market prices, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency.

Included in “Level 1” are cash and cash equivalents, restricted cash, trade receivables, marketable securities, other current assets (excluding prepayments and deferred costs), trade payables, accruals and other current liabilities. The carrying value of any accounts receivable and payables approximates fair value due to the short time to expected payment or receipt of cash.

Included in “Level 2” are forward contracts and Call Spread (note 14). No assets or liabilities have been transferred from one level to another during the quarter.

Note 21 -  Other current liabilities

	June 30, 2019	December 31, 2018
Accruals and other current liabilities are comprised of the following:

(In $ millions)
Accrued payroll and severance	11.0	3.1
VAT and current taxes payable	11.6	4.2
Operating lease liability, current	3.4	-
Deferred mob revenue	6.0	-
Total accruals and other current liabilities	32.0	7.3

Note 22 -  Related party transactions

Transactions with those holding significant influence over the Company

2018 Equity offering
At March 22, 2018, the Company announced that it would raise up to $250 million in an equity offering divided in two tranches. Tranche 2 of (the “Equity Offering”) was subject to approval by the extraordinary general meeting to be held on 5 April 2018 and subsequent share issue. In connection with the settlement of Tranche 2, $27.7 million was registered as liability to shareholders including $20.0 million to Drew Holdings Ltd (“Drew”) as of March 31, 2018. Drew is a trust established for the benefit of Tor Olav Trøim, the Chairman of the Company. As of May 30, 2018, the 7,640,327 new shares allocated in Tranche 2 of the Equity Offering were validly issued and fully paid.

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended June 30, 2019	19.

Borr Drilling Limited
Unaudited Consolidated Financial Statements
Notes to the Unaudited Condensed Consolidated Financial Statements
for the period ended June 30, 2019

Commercial Arrangements
We have obtained certain rig and other operating supplies from Schlumberger and may continue to obtain such supplies in the future. Purchases from Schlumberger were $4.3 million during the second quarter of 2019, $0.2 million during the second quarter of 2018, $10.4 million during the first half of 2019 and $0.8 million during the first half of 2018. $0.8 million and $0.4 million were outstanding at June 30, 2019 and December 31, 2018, respectively.

Pursuant to the corporate support agreement with Magni Partners Limited, which provides for reimbursement of costs with Borr board approval, $1.0 million was paid during the second quarter 2019 under the agreement. $nil was outstanding at June 30, 2019 and June 30, 2018.

Mexico Joint Venture
On June 28, 2019, we entered into a binding agreement to acquire 49% of the shares in Perforaciones Estratégicas e Integrales Mexicana, S.A. de C.V. and OPEX Perforadora S.A. de C.V, entities incorporated in 2019 by Proyectos Globales de Energia y Servicos CME, S.A. DE C.V. (“CME”) , a Mexican oil and gas services company, for the purposes of performing integrated drilling services under contracts with Petroleo Mexicanos (“Pemex”). In the second quarter 2019 we provided services of $1.1 million to these entities and had $5.2 million loan receivable outstanding at June 30, 2019.

Note 23 -  Commitments and contingencies

The Company has the following commitments as of June 30, 2019:

(in $ millions) Delivery instalments for jack-up drilling rigs	Delivery instalment	Back-end fee
Total	886.2	22.5

In addition, under the PPL Financing, PPL Shipyard is entitled to certain fees payable in connection with the increase in market value of the relevant PPL Shipyard Rig from October 31, 2017 until the repayment date, less the relevant rig owner’s equity cost of ownership of each jack-up rig and any interest paid on the delivery financing. No provision has been made for such fees as of June 30, 2019.

The following table sets forth when our commitments fall due as of June 30, 2019

(In $ millions)
	Less than 1 year	1–3 years	3–5 years	More than 5 years	Total
Delivery instalments for jack-up rigs	259.2	627.0	0.0	0.0	886.2

Other commercial commitments

We have other commercial commitments which contractually obligate us to settle with cash under certain circumstances. Surety bonds and parent company guarantees entered into between certain customers and governmental bodies guarantee our performance regarding certain drilling contracts, customs import duties and other obligations in various jurisdictions.

The principal amounts of the outstanding surety bonds, customs bonds, bank guarantees, letters of credits and performance bonds were $71.1 million and $23.0 million as of June 30, 2019 and December 31, 2018, respectively. $70.0 million are covered by security under the guarantee facility under one of our loan agreements.

As of June 30, 2019, these obligations and their expiration dates are as follows:

(In $ millions)	1 year	1-3 years	3-5 years	Thereafter	Total
Surety bonds and other guarantees	71.1	—	—	—	71.1

Note 24 -  Subsequent events

Listing of the Company’s shares in New York Stock Exchange
On July 31, 2019, the company issued 5,000,000 new shares in the Company in its initial public offering on the New York Stock Exchange at a price of $9.30 per share. On 2 August, 2019, the Company was informed that the underwriters in the initial public offering had exercised their overallotment option and purchased an additional 750,000 shares from the Company at the same price per share.

Borr Drilling Limited Unaudited Condensed Consolidated Financial Statements for the period ended June 30, 2019	20.